UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

Carolina Complete Health Network, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-4966207
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

222 N. Person Street, Suite 010, Raleigh, NC 27601

(Full mailing address of principal executive offices)

(919) 719-4161

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and the related notes contained in Item 3 of this report, and together with our audited financial statements and related notes included in our Special Financial Report on Form 1-K for the fiscal year ended December 31, 2017. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Overview

Carolina Complete Health Network, Inc., a Delaware corporation (“CCHN,” “we,” “us,” or “our”), was incorporated on May 19, 2016 as a wholly-owned subsidiary of the North Carolina Medical Society (the “NCMS”). CCHN’s primary purpose is to build and operate a network of health care professionals (the “Provider Network”) who will provide medical services under a patient-focused Medicaid health plan (the “Health Plan”) in response to the pending implementation of Medicaid reform in North Carolina. A North Carolina licensed insurance company, Carolina Complete Health, Inc. (“Carolina Complete Health”), will operate the Health Plan. The Health Plan will be owned and operated pursuant to a joint venture (the “Joint Venture”) among the NCMS, CCHN, Centene Corporation (“Centene”) and Centene Health Plan Holdings, Inc., a subsidiary of Centene (“Centene Sub,” and together with the NCMS, CCHN and Centene, the “Joint Venture Parties”).

To date, our operations have been limited. During the interim period until the closing of the Joint Venture transactions (the “Joint Venture Closing”), CCHN will conduct its activities by outsourcing its needed functions to NCMS professionals and staff, independent contractors, professional consultancy firms, third-party vendors or other such entities that can provide the capabilities required to recruit and retain providers to participate in the Provider Network. Until the commencement of the Health Plan’s operations, we do not expect to generate any significant revenue from operations.

The Joint Venture Closing is currently expected to occur after January 2019 and the Health Plan is currently expected to “go live” around November 2019 or February 2020.

Results of Operations

For the six months ending June 30, 2018

As of June 30, 2018, we have yet to generate any revenue from operations.

Beginning in January 2017, Centene has agreed to reimburse us up to $300,000 annually for certain launch, start-up and operational expenses incurred during fiscal years 2017 and 2018. For the six months ending June 30, 2018, we recorded reimbursable expenses revenue of $150,000 for such expenses incurred.

For the six months ending June 30, 2018, we had no employees, and we relied exclusively on contracted assistance in connection with our preliminary activities related to building the Provider Network.

For the six months ending June 30, 2018, we incurred total operating costs and expenses of $1,322,696, of which $859,575 were general and administrative expenses related to contracted resources as well as attorney fees, outside consultants, related-party services and other administrative expenses associated with establishing and running our company. Of these expenses, we incurred expenses of $221,576 from NCMS to engage the resources and related expenses of the NCMS’s professional and administrative staffs to conduct and perform activities on our behalf. Going forward, we will continue to draw upon the NCMS professional and administrative staffs in the performance of some of our activities, and as such, we will incur additional costs associated with the NCMS staffs’ performance of these activities. For the six months ending June 30, 2018, the remaining operating costs and expenses of $463,121 were related to quality and development expenses incurred to recruit and retain a network of health care providers who will provide medical services under the Health Plan.

For the six months ending June 30, 2018, we incurred $60,274 of interest expense under the Term Note “First Loan” described in Note 5, “Term Note,” to the financial statements contained in this report.

As a result of the foregoing, net loss for the six months ending June 30, 2018 was $1,227,453.

For the six months ending June 30, 2017

For the six months ending June 30, 2017, we had no employees and relied exclusively on contracted assistance in connection with our preliminary activities related to building the Provider Network.

For the six months ending June 30, 2017 we incurred total operating costs and expenses of $607,510, of which $606,256 were general and administrative expenses related to contracted resources as well as attorney fees, outside consultants, related-party services and other administrative expenses. Of these expenses, we incurred expenses of $205,725 from NCMS to engage the resources and related expenses of the NCMS’s professional and administrative staffs to conduct and perform activities on our behalf. The remaining operating costs and expenses of $1,254 were related to quality and development expenses incurred to recruit and retain a network of health care providers who will provide medical services under the Health Plan.

During the six months ending June 30, 2017, we incurred $11,167 of interest expense under the First Loan.

As a result of the foregoing, net loss for the six months ending June 30, 2017 was $474,885.

Provision for Income Taxes

CCHN recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. CCHN assessed the need for a valuation allowance against our net deferred tax assets and determined a full valuation allowance is required as of June 30, 2018 and December 31, 2017 due to uncertainty regarding future revenue generating activities. Therefore, a full valuation allowance of $671,347 and $414,052 was recorded for the periods ending June 30, 2018 and December 31, 2017, respectively.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act, among other changes, lowers the general corporate income tax rate to 21 percent for tax years beginning after December 31, 2017. See Note 8, “Income Taxes,” to the financial statements contained in this report.

CCHN does not have any uncertain tax positions. CCHN has not recorded any interest or penalties in the financial statements as of June 30, 2018 and December 31, 2017.

Liquidity and Capital Resources

As of June 30, 2018, we had established (1) a current receivable for reimbursable expenses revenue of $75,000, (2) a current payable due to outside vendors of $304,269, (3) current accrued expenses for services provided of $289,531, (4) a non-current amount due to the NCMS of $1,128,398 and (5) an outstanding amount under the First Loan of $2,227,407.

As of December 31, 2017, we had established (1) a current receivable for reimbursable expenses revenue of $52,016, (2) a current payable due to outside vendors of $278,481, (3) current accrued expenses for services provided of $37,570, (4) a current advance from investors of $979,250 for funds received for the purchase of Class P Common Stock in the Private Placement (as described in Note 7, “Common Stock and Stockholders’ Deficit,” to the financial statements contained in this report) that occurred on January 19, 2018, (5) a non-current amount due to the NCMS of $906,822 and (6) an outstanding amount under the First Loan of $1,412,277.

As part of the Joint Venture discussions and transaction, CCHN incurred transaction-related outside advisor expenses that were ineligible for reimbursement under the First Loan. When these expenses became due and payable to the outside advisors, the NCMS settled the transaction-related amounts due on behalf of CCHN. The settlement of these transaction-related advances by the NCMS on behalf of CCHN had been recorded as a non-current liability, “Due to Class M Stockholder,” and at December 31, 2017, CCHN had recorded $162,221 of such advances in the non-current liability, “Due to Class M Stockholder.” As of June 30, 2018, this advanced amount remains outstanding, and it continues to be recorded in the non-current liability, “Due to Class M Stockholder.”

Also, since our inception, we have not had an employee. As such, CCHN has relied upon the resources and related expenses of the NCMS’s professional and administrative staffs to establish, conduct and perform CCHN’s activities. The cost of the NCMS staff time incurred to support CCHN has been calculated, and the staff time cost has been used as a basis for allocating the related expenses associated with the NCMS staff’s support. In 2017 and for the six months ending June 30, 2018, CCHN recorded $441,495 and $221,576, respectively, as the cost of the NCMS staff time incurred and related expenses as a “General and Administrative” expense. These amounts have been recorded as a non-current liability, “Due to Class M Stockholder.” As of June 30, 2018 and December 31, 2017, the total amount recorded as a non-current liability, “Due to Class M Stockholder,” for the cost of NCMS staff time incurred and related expenses is $966,177 and $744,601, respectively.

Going forward, CCHN will continue to draw upon the NCMS professional and administrative staffs in the performance of CCHN’s activities, and as such, CCHN will incur additional costs associated with the staffs’ performance of these activities. The non-current liability, “Due to Class M Stockholder,” amount will be settled no earlier than the “go-live” date of the Health Plan, which is currently expected around November 2019 or February 2020.

Beginning in January 2017, Centene has agreed to reimburse CCHN up to $300,000 annually for certain launch, start-up and operational expenses incurred during fiscal years 2017 and 2018. For the six months ending June 30, 2018, we recorded reimbursable expenses revenue of $150,000 for such expenses incurred.

In addition, Centene has provided CCHN with the First Loan in an amount up to $2.5 million, secured by all of CCHN’s receivables from the CCHN Services Agreement, if any, and the partnership interest in the joint venture company. Borrowings under the term loan bear an interest rate of 6.75 percent. In addition, the First Loan requires CCHN to remit 60 percent of its Excess Cash Flows (as defined in our loan agreement with Centene) in repayment of amounts drawn. The loan amount may be increased in three increments of $500,000 up to an amount of $4.0 million if certain milestones are attained. CCHN received the first incremental increase of $500,000 in August 2018. As of December 31, 2017, the principal balance outstanding on the First Loan was $1,412,277 with accrued interest of $39,068. As of June 30, 2018, the principal balance outstanding on the First Loan was $2,227,407 with accrued interest of $99,342.

 On January 10, 2017, our loan agreement with Centene was amended and restated to include an additional funding provision that, if Carolina Complete Health is awarded and accepts a capitated Medicaid contract with the State of North Carolina, Centene has agreed to provide CCHN with a secondary multiple advance term loan, which, based upon the amount of net offering proceeds from the Private Placement and the Offering (as defined below), as well as CCHN’s use of net offering proceeds, could provide CCHN with a “Second Loan” (as described in Note 5, “Term Note,” to the financial statements contained in this report) of up to an additional $3.0 million in funding, which amount may be increased up to $4.0 million if, in consultation with Centene and in Centene’s sole discretion, CCHN has demonstrated good progress toward the establishment of the Provider Network.

On August 25, 2017, we entered the Second Amended and Restated Loan and Security Agreement (the “Second Amended Loan”), which amended and restated our prior loan agreement with Centene. Under the Second Amended Loan, the aggregate amount available under the Second Loan for payment of the qualifying expenses enumerated below will be reduced by an amount equal to 55 percent of the net offering proceeds, less the amount of such proceeds applied by CCHN to capital calls for Carolina Complete Health or to repay principal borrowed from Centene under the First Loan, the Second Loan or the Loan and Security Agreement to be entered upon the Joint Venture Closing (the “Loan and Security Agreement”).

The proceeds of the First Loan and Second Loan have been, will be, and may be, used for the following qualifying expenses: (1) personnel, consultants, third party service providers and other out-of-pocket operational, pre-operational and business development expenses related to (a) conducting and administering financings, (b) developing and retaining necessary operational capabilities, (c) ensuring regulatory compliance, (d) recruiting providers for the Provider Network and (e) compensating independent accountants and (2) legal expenses related to any financing and the development and review of provider agreements for the proposed Health Plan. In addition, the proceeds of the Second Loan may be used to repay amounts borrowed from Centene under the Loan and Security Agreement to fund a portion of CCHN’s initial capital contribution to the joint venture company at the Joint Venture Closing.

Based upon CCHN’s current operating plan, we believe, with the (1) continued deferral of payment for costs incurred for services provided to us by the NCMS, (2) up to $4.0 million currently available under the First Loan, (3) aggregate amount available under the Second Loan and (4) retention of an amount available from the net offering proceeds, we will be able to sufficiently manage our activities and cash flow needs until October 2019.

On January 19, 2018, CCHN completed a Private Placement to certain federally-qualified health centers and aspiring health centers and the North Carolina Community Health Center Association (the “NCCHCA”) of 1,505 shares of Class P Common Stock at a purchase price of $750.00 per share for an aggregate amount of approximately $1.13 million.

On March 12, 2018, the Securities and Exchange Commission (the “SEC”) qualified our offering statement on Form 1-A offering up to 20,000 shares of our Class P Common Stock pursuant to Regulation A of the Securities Act of 1933, as amended, on a continuous basis (the “Offering”). We are offering one, but not more than one, share of Class P Common Stock, for a subscription price per share of $750.00, solely to physicians, physician assistants and nurse practitioners licensed or approved to practice, as applicable, in North Carolina who (i) participate in the Company’s health care provider network, (ii) reside in North Carolina, Georgia, South Carolina, Tennessee or Virginia and (iii) meet certain other eligibility criteria. The initial closing of the Offering will occur, if at all, prior to the Joint Venture Closing.

In connection with the Joint Venture Closing, we will be required to contribute 45 percent of the net offering proceeds from the Private Placement and the Offering, together with an advance under the Loan and Security Agreement, to the capitalization of the joint venture company. In addition, we will be required to commit capital to Carolina Complete Health to satisfy certain statutory requirements. If we are not generating sufficient revenue to cover such capital calls, Centene has agreed to provide additional funding in the form of additional loans.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which we prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. “Critical accounting policies and estimates” are defined as those most important to the financial statement presentation and that require the most difficult, subjective or complex judgments. We base our estimates on various factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Under different assumptions and/or conditions, actual results of operations may materially differ. The most significant estimates impacting our financial statements relate to income taxes. We also have other policies that we consider key accounting policies, but these policies typically do not require us to make estimates or judgments that are difficult or subjective.

Income Taxes – CCHN follows the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

CCHN recognizes the tax benefit or liability from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. CCHN recognizes interest and penalties related to income tax matters in income tax expense if incurred.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. CCHN recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. CCHN’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. CCHN has evaluated subsequent events through September 27, 2018, which is the date the financial statements were available to be issued.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Carolina Complete Health Network, Inc.

Balance Sheets

	(Unaudited)	(Audited)
	June 30, 2018	December 31, 2017
Assets:
Current assets:
Cash and cash equivalents	$1,134,069	$1,009,613
Accounts receivable	75,000	52,016
Prepaid expenses and other	19,975	8,545
Total current assets	1,229,044	1,070,174

Property and equipment, net	4,218	-

Total Assets	$1,233,262	$1,070,174

Liabilities and Stockholders’ deficit:
Liabilities:
Current liabilities:
Accounts payable	$304,269	$278,481
Accrued expenses	289,531	37,570
Advances from investors	-	979,250
Total current liabilities	593,800	1,295,301
Non-current liabilities:
Term note	2,227,407	1,412,277
Due to Class M stockholder	1,128,398	906,822
Accrued interest	99,342	39,068
Total non-current liabilities	3,455,147	2,358,167

Stockholders’ deficit:
Common stock - Class M, $0.01 par value; 1 share authorized; 1 share issued and outstanding, respectively	1	1
Common stock – Class P, $0.01 par value; 40,000 shares authorized; 1,505 and 0 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively.	15	-
Additional Paid in Capital	1,128,735
Stock subscription costs in advance of offering	(596,391)	(462,703)
Accumulated deficit	(3,348,045)	(2,120,592)
Total Stockholders’ deficit	(2,815,685)	(2,583,294)

Total Liabilities and Stockholders’ Deficit	$1,233,262	$1,070,174

See accompanying notes to the financial statements.

Carolina Complete Health Network, Inc.

Statements of Operations

for the Six Months Ending

(Unaudited)

	June 30, 2018	June 30, 2017
Revenue:
Reimbursable expenses	$150,000	$143,953
Total Revenue	150,000	143,953

Operating costs and expenses:
Quality and development	463,121	1,254
General and administrative	859,575	606,256
Total operating costs and expenses	1,322,696	607,510

Loss from operations	(1,172,696)	(463,557)

Other expense:
Interest, net	(54,698)	(11,167)
Other	(59)	(161)
Total other expense	(54,757)	(11,328)

Net loss	$(1,227,453)	$(474,885)

Weighted average common stock shares outstanding
Basic	1,356	1
Diluted	2,709	1

Net loss per common stock share basic	$(905)	$(474,885)
Net loss per common stock share diluted	$(453)	$(474,885)

See accompanying notes to the financial statements.

Carolina Complete Health Network, Inc.

Statement of Changes in Stockholders’ Deficit

for the Six Months Ended June 30, 2018

(Unaudited)

						Stock
	Class M Common		Class P Common		Class P	subscription
	Stock		Stock		Additional	costs in		Total
		Par		Par	Paid in	advance of	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Capital	offering	deficit	Deficit
Balances at January 1, 2018	1	$1	-	$-	$-	$(462,703)	$(2,120,592)	$(2,583,294)

Issuance of Common Stock – Class P	-	-	1,505	15	1,128,735	-	-	1,128,750

Stock subscription costs in advance of offering	-	-	-	-	-	(133,688)	-	(133,688)

Net loss	-	-	-	-	-	-	(1,227,453)	(1,227,453)

Balances at June 30, 2018	1	$1	1,505	$15	$1,128,735	$(596,391)	$(3,348,045)	$(2,815,685)

See accompanying notes to the financial statements.

Carolina Complete Health Network, Inc.

Statements of Cash Flows

for the Six Months Ending

(Unaudited)

	June 30, 2018	June 30, 2017
Cash flows from operating activities:
Net loss	$(1,227,453)	$(474,885)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	59	-
Change in operating assets and liabilities:
Accounts receivable	(22,984)	(104,031)
Prepaid expenses and other current assets	(11,430)	(14,180)
Accounts payable	25,789	6,646
Accrued expenses	251,960	372,750
Accrued interest	60,274	11,167
Due to Class M stockholder, current	-	(29,929)
Due to Class M stockholder, non-current	221,576	205,725
Cash flows used in operating activities	(702,209)	(26,737)

Cash flows from investing activities:
Purchases of property and equipment	(4,278)	-
Cash flows used in investing activities	(4,278)	-

Cash flows from financing activities:
Borrowings on term note	815,131	328,376
Proceeds from issuance of Class M common stock	-	1
Proceeds from issuance of Class P common stock	1,128,750	-
Advances from investors	(979,250)	-
Stock subscription costs in advance of offering	(133,688)	(300,681)
Cash flows provided by financing activities	830,943	27,695

Net increase in cash and cash equivalents	124,456	958

Cash and cash equivalents, beginning of period	1,009,613	1

Cash and cash equivalents, end of period	$1,134,069	$959

See accompanying notes to the financial statements.

Note 1 – Description of Operations and Summary of Significant Accounting Policies

Operations – Carolina Complete Health Network, Inc., (the “Company”), a Delaware corporation, was incorporated on May 19, 2016 as a wholly-owned subsidiary of the North Carolina Medical Society (the “NCMS”) in contemplation of the joint venture between the Company and a strategic partner. The joint venture is to be formed to facilitate the creation and successful operation of a patient-focused Medicaid health plan in North Carolina in response to pending Medicaid reform in North Carolina.

The Company will participate in the joint venture principally by building and operating a network of health care providers who will provide medical services under the health plan. During the interim period until the joint venture closes, the Company will conduct its activities by outsourcing its needed functions to NCMS professionals and staff, independent contractors, professional consultancy firms, third-party vendors or other such entities that can provide the capabilities required to recruit and retain providers to participate in the network of health care providers.

Once the joint venture closes, the Company’s fundamental business will be to continue recruiting, building, developing, managing, educating, operating, and maintaining the provider network for the purposes of providing services to the health plan.

The joint venture closing is currently expected to occur after January 2019, and the health plan is currently expected to “go live” around November 2019 or February 2020.

Until the commencement of the health plan’s operations, the Company does not expect to generate any significant revenue from operations.

The Company’s headquarters are in Raleigh, North Carolina.

Liquidity and Uncertainty – The Company continues to be subject to the risks and challenges associated with other companies at a similar formative stage, including dependence on key outside consultants, successful development and marketing of its network and related services, successful collaborations with partners, and the ability to secure adequate financing to support future growth. As shown in the accompanying financial statements, the Company has incurred net losses and has an accumulated deficit of $3,348,045 as of June 30, 2018.

Since its inception on May 19, 2016, the Company’s 50 percent stockholder, the NCMS, has provided to the Company its’ professional and administrative staffs to establish, conduct and perform the Company’s activities. The cost of the NCMS staff time incurred to support the Company has been calculated, and the staff time cost has been used as a basis for allocating the related expenses associated with the NCMS staff’s support (see Note 6).

Going forward, the Company will continue to draw upon the NCMS professional and administrative staffs in the performance of the Company’s activities, and as such, the Company will incur additional costs associated with the staffs’ performance of these activities. Consistent with such costs incurred through June 30, 2018 and December 31, 2017, these additional costs will be settled no earlier than the health plan’s expected “go-live” date.

Also, a strategic partner has funded the Company with a multiple advance term loan in an amount up to $2.5 million, secured by all of the Company’s receivables, if any, and equity interest in the joint venture. Borrowings under the term loan bear an interest rate of 6.75 percent. In addition, the term loan requires the Company to remit a substantial percentage of its excess cash flow in repayment of amounts drawn and accrued interest. The loan amount may be increased in three increments of $500,000 up to an amount of $4.0 million if certain milestones are attained (see Notes 5 and 10).

Once the health plan has been awarded and accepted a contract with the State of North Carolina, the strategic partner has agreed to provide an additional multiple advance term loan in an amount up to $3.0 million, which may be increased up to an amount of $4.0 million if, in consultation with the strategic partner and in its sole discretion, the Company has demonstrated good progress toward the establishment of the provider network. However, the aggregate amount available under the additional multiple advance term loan will be reduced by an amount equal to 55 percent of the net offering proceeds from the Company’s Regulation A offering of Class P Common Stock and the Company’s private placement of Class P Common Stock, less the amount of such proceeds applied by the Company to capital calls for the health plan company or to repay principal on borrowed funds. In addition, the proceeds of the additional multiple advance term loan may be used to repay amounts borrowed from the strategic partner to fund a portion of the Company’s initial capital contribution to the joint venture company at the joint venture closing. (see Notes 5 and 10).

The proceeds of the multiple advance term loan have been, will be, and may be, used for (i) personnel, consultants, third party service providers and other out-of-pocket operational, pre-operational and business development expenses related to (a) conducting and administering financings, (b) developing and retaining necessary operational capabilities, (c) ensuring regulatory compliance, (d) recruiting providers for the provider network and (e) compensating independent accountants and (ii) legal expenses related to any financing and the development and review of provider agreements for the proposed health plan.

Based upon the Company’s current operating plan, it believes with the i) continued deferral of payment for costs incurred for services provided to it by the NCMS, ii) up to $4.0 million currently available under the multiple advance term loan, iii) aggregate amount available under the additional multiple advance term loan and iv) retention of an amount available from the net offering proceeds, the Company will be able to sufficiently manage its activities and cash flow needs until October 2019 (see Note 5). If the Company is unable to obtain a significant amount of capital on acceptable terms to finance its operations, the growth of the Company may be materially and adversely affected.

Basis of Accounting – The Company’s financial statements have been prepared using the accrual method of accounting. In the opinion of the Company’s management, the accompanying financial statements include all adjustments necessary for the fair statement of the results for the interim periods presented.

Use of Estimates – The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and during the reporting period. The amounts ultimately realized from the assets or ultimately recognized as liabilities will depend on, among other factors, general business conditions, and could differ materially in the near-term from the carrying amounts reflected in the financial statements.

Reclassifications – Certain prior period amounts have been reclassified to conform to current classifications.

Cash and Cash Equivalents –The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At June 30, 2018 and December 31, 2017, there were cash deposits of $884,069 and $759,613, respectively, in excess of amounts insured by the Federal Deposit Insurance Corporation.

At June 30, 2018 and December 31, 2017, the Company was holding $0 and $979,250, respectively of funds received in advance from investors for the purchase of Class P Common Stock in the Company’s private placement of Class P Common Stock that occurred on January 19, 2018 (see Note 7).

Accounts Receivable - Accounts receivable is stated at the amount the Company expects to collect. Based on experience, management believes the amounts recorded are fully collectible. Therefore, no allowance for doubtful accounts has been recorded. In the event that an outstanding balance could not be collected, it would be written down with a charge against bad debt loss and a credit to the receivables balance. Past due status is determined based on contractual terms.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over estimated useful lives of the related assets, which is three years.

Income Taxes – The Company follows the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

The Company recognizes the tax benefit or liability from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit or liability is measured based on the largest benefit or liability that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred (see Note 8).

Reimbursable Expenses Revenue – Beginning in January 2017, the strategic partner agreed to reimburse the Company annually up to $300,000 for certain launch, start-up and operational expenses incurred during fiscal years 2017 and 2018.

Quality and Development Expenses – These expenses represent the costs incurred to recruit and retain a network of health care providers who will provide medical services under the health plan.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. The Company has evaluated subsequent events through September 27, 2018, which is the date the financial statements were available to be issued (see Note 12).

Net Loss Attributable to Stockholders and Net Loss Per Common Stock Share – Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share (see Note 7).

Note 2 – Property and equipment, net

Property and equipment consist of the following as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Computer Equipment	$4,277	$-
Less: Accumulated Depreciation	(59)	-
	$4,218	$-

Depreciation expense was $59 and $0 for the six months ending June 30, 2018 and 2017, respectively.

 Note 3 – Concentration with Vendors

At June 30, 2018, five vendors accounted for approximately 78 percent of the Company’s accounts payable. At December 31, 2017, five vendors accounted for approximately 79 percent of the Company’s accounts payable.

Note 4 – Accrued expenses

Accrued expenses consist of the following as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Accrued professional fees and outside contractors	$224,498	$3,000
Accrued bonus	65,033	34,570
	$289,531	$37,570

Note 5 – Term Note

On May 20, 2016, the Company entered into a Loan and Security Agreement (the “Loan”) with its strategic partner. The strategic partner agreed to provide a multiple advance term loan in an amount up to $2.5 million, provided however, that upon the achievement of milestones, the amount of such Loan may be increased to an amount up to $4.0 million (the “First Loan”). The aggregate unpaid principal amount of all advances outstanding from time to time under the Loan bears interest at 6.75 percent per annum. Interest is due and payable quarterly in arrears, commencing on the first day of the fiscal quarter immediately following one of four Loan commitment termination dates available to the strategic partner, which dates are primarily tied to the State of North Carolina’s Medicaid proposal process, and then the first day of each succeeding fiscal quarter. Unless satisfied earlier, the Loan’s principal amount, all accrued interest and all other amounts due under the Loan are due and payable on the tenth anniversary of the first interest payment date. The Loan is secured by all of the Company’s now owned or hereafter acquired receivables and equity of the joint venture companies.

On January 10, 2017, the parties agreed to an Amended and Restated Loan and Security Agreement (the “Amended Loan”). The Amended Loan provided for certain amendments and modifications to the Loan in order to provide for an additional multiple advance term loan in the amount of $3.0 million provided, however, that upon satisfaction of certain conditions in the sole discretion of the strategic partner, the amount may be increased to $4.0 million (the “Second Loan”).

On August 25, 2017, the parties agreed to a Second Amended and Restated Loan and Security Agreement (the “Second Amended Loan”). Under the Second Amended Loan, the aggregate amount available under the Second Loan will be reduced by an amount equal to 55 percent of the net offering proceeds from the Company’s Regulation A offering of Class P Common Stock and the Company’s private placement of Class P Common Stock (see Note 10), less the amount of such proceeds applied by the Company to capital calls for the health plan company or to repay principal owed by the Company under its Term Note. In addition, the proceeds of the Second Loan may be used to repay amounts borrowed from the strategic partner to fund a portion of the Company’s initial capital contribution to the joint venture company at the joint venture closing.

The principal balance outstanding on the First Loan was $2,227,407 and $1,412,277 at June 30, 2018 and December 31 2017, respectively. Accrued interest was $99,342 and $39,068 at June 30, 2018 and December 31, 2017, respectively, and interest expense for the six-month period ending June 30, 2018 and June 30, 2017 was $60,274 and $11,167, respectively.

Note 6 – Due to Class M Stockholder

Since the Company’s inception on May 19, 2016, it has relied upon its 50 percent stockholder and sole holder of the Company’s Class M Common Stock, the NCMS, to provide it with both working capital and transaction-related cash advances, as needed, as well as the resources and related expenses of the NCMS’s professional and administrative staffs to establish, conduct, and perform the Company’s activities.

As part of the joint venture discussions and transaction, the Company incurred transaction-related outside advisor expenses that were ineligible for reimbursement under the Loan. When these expenses became due and payable to the outside advisors, the NCMS settled the transaction-related amounts due on behalf of the Company. The settlement of these transaction-related advances by the NCMS on behalf of the Company have been recorded as a non-current liability, “Due to Class M Stockholder”, and at June 30, 2018 and December 31, 2017, the Company has recorded $162,221 and $162,221, respectively, of such advances in the non-current liability, Due to Class M Stockholder.

Since its inception, the Company has not had an employee. As such, the Company has relied upon the resources and related expenses of the NCMS’s professional and administrative staffs to establish, conduct, and perform the Company’s activities. The cost of the NCMS staff time incurred to support the Company has been calculated, and the staff time cost has been used as a basis for allocating the related expenses associated with the NCMS staff’s support. For the six-month periods ending June 30, 2018 and 2017, the Company recorded $221,576 and $205,725 as the cost of the NCMS staff time incurred and related expenses. These amounts have been recorded as a “General and Administrative” expense.

The non-current liability, Due to Class M Stockholder was $1,128,398 and $906,822 at June 30, 2018 and December 31, 2017, respectively.

The non-current liability, Due to Class M Stockholder amount will be settled no earlier than the “go-live” date of the health plan, which is currently expected around November 2019 or February 2020.

Note 7 – Common Stock and Stockholders’ Deficit

Common Stock – On August 25, 2017, the Company filed an Amended and Restated Certificate of Incorporation (the “Certificate”) with the Delaware Secretary of State in which the number of shares of all classes of stock the Company has the authority to issue is 40,001 shares, consisting of one share of Class M Common Stock, $0.01 par value per share, and 40,000 shares of Class P Common Stock, $0.01 par value per share. In addition, the Certificate effected a 100-to-1 reverse stock split with respect to all then outstanding shares of Class M Common Stock, resulting in one share of Class M Common Stock remaining issued and outstanding after the filing of the Certificate. The Company’s financial statements have been adjusted to reflect this reverse stock split.

The rights and privileges of holders of the Company’s Class M Common Stock and Class P Common Stock are apportioned based upon the number of “Common Stock Equivalents” held as follows: each holder of shares of Class P Common Stock shall be deemed to hold a number of Common Stock Equivalents equal to the number of shares of Class P Common Stock then held by such holder. Each holder of shares of Class M Common Stock shall be deemed to hold a number of Common Stock Equivalents equal to the number of shares of Class M Common Stock then held by such holder, multiplied by a fraction (i) the numerator of which is the aggregate number of shares of Class P Common Stock then outstanding (less, solely for the purposes of calculating Common Stock Equivalents pursuant to voting rights, the number of shares of Class P Common Stock that are then suspended from voting pursuant to any stockholders’ agreement entered into between the Company and the holders of Class P Common Stock), and (ii) the denominator of which is the aggregate number of shares of Class M Common Stock then outstanding. Accordingly, at all times, the holder or holders of Class M Common Stock will retain 50 percent of the aggregate voting power of the Company’s common stock and will have an interest in the Company equal to the aggregate of all holders of Class P Common Stock.

Basic earnings per common share is calculated using the weighted average shares of Class M and Class P Common Stock outstanding during the period. Diluted earnings per common share is calculated using the weighted average shares of Common Stock Equivalents outstanding during the period. During the six months ending June 30, 2018 and 2017, the weighted average shares of Class M Common Stock Equivalents of 1,505 and 1 outstanding Common Stock Equivalent shares, respectively, were included in the computation of diluted earnings per common share.

Except as otherwise required by law, holders of Class M Common Stock are not entitled to vote on any amendment to the Certificate that relates solely to the terms of the Class P Common Stock if the holders of such affected class are entitled to vote thereon pursuant to the Certificate or pursuant to the Delaware General Corporation Law. There are no cumulative voting rights.

The holders of Class M Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights, and there are no redemption or sinking fund provisions applicable to Class M Common Stock.

There are no restrictions on the transferability of Class M Common Stock subject to applicable securities laws.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Class M Common Stock will be entitled to share ratably in the Company’s assets in proportion to the number of Common Stock Equivalents held by them that are remaining after payment or provision for payment of all of the Company’s debts and obligations.

Holders of Class P Common Stock have one vote per share. On all matters submitted to the Company’s stockholders, except with respect to certain amendments to the Company’s Certificate that relate solely to the terms of Class M Common Stock or as otherwise required by applicable law, holders of Class P Common Stock vote together as one class with the holder of Class M Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Class P Common Stock are entitled to share ratably in Company’s assets in proportion to the number of Common Stock Equivalents deemed to be held by them that are remaining after payment or provision for payment of all of the Company’s debts and obligations.

Class P Common Stock (or any interest therein) may not be transferred, assigned, pledged or otherwise disposed of or encumbered.

Class P Common Stock is subject to redemption by the Company in the event that the holder no longer qualifies as an eligible investor (see Note 6) or in the event of the holder’s death, in each case for an amount equal to the fair market value of a share of Class P Common Stock based on the most recent valuation of the Company, which valuations are to occur at least annually, as determined by the Company’s Board of Directors. Class P Common Stock will be redeemed in the event that Company becomes obligated to sell all of its partnership units in the joint venture company.

No dividends shall be paid on Company’s Class M Common Stock unless dividends are concurrently declared and paid on the Class P Common Stock on an equal basis according to the number of Common Stock Equivalents deemed to be held; all dividends will be as and if declared by Company’s Board of Directors. There have been no dividends declared to date.

Private Placement of Class P Common Stock – On January 19, 2018, the Company completed a private placement of 1,505 shares of Class P Common Stock to certain federally-qualified health centers and aspiring health centers in North Carolina and the North Carolina Community Health Center Association (the “NCCHCA”) at a purchase price of $750.00 per share for aggregate proceeds of approximately $1.13 million (the “Private Placement”). The Class P Common Stock issued in the Private Placement represents a 50 percent equity interest in the Company.  At the joint venture closing, the Company is permitted to retain 55 percent of the Private Placement’s net proceeds, and the Company is obligated to use 45 percent of the Private Placement’s net proceeds to help fund its portion of the initial capitalization to the joint venture company. The Company expects to use the retained Private Placement proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note.

Class P Shares
Outstanding on January 1, 2018	0
Shares Purchased	1,505
Outstanding on June 30, 2018	1,505

Regulation A Offering of Class P Common Stock – On March 12, 2018, the Securities and Exchange Commission (the “SEC”) qualified the Company’s offering statement on Form 1-A offering up to 20,000 shares of the Company’s Class P Common Stock pursuant to Regulation A of the Securities Act of 1933, as amended, on a continuous basis (the “Offering”). The Company is offering one, but not more than one, share of Class P Common Stock, for a subscription price per share of $750.00, solely to physicians, physician assistants and nurse practitioners licensed or approved to practice, as applicable, in North Carolina who (i) participate in the Company’s health care provider network, (ii) reside in North Carolina, Georgia, South Carolina, Tennessee or Virginia and (iii) meet certain other eligibility criteria. Pursuant to the Amended Joint Venture Agreement (as defined below), at the joint venture closing, the Company is permitted to retain 55 percent of the Offering’s net proceeds, and the Company is obligated to use 45 percent of the Offering’s net proceeds to help fund its portion of the initial capitalization to the joint venture company. The Company expects to use the retained Offering’s net proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note. The Class P Common Stock being offered in this Offering represents a 46.5 percent equity interest in the Company.

Note 8 – Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the treatment of organizational costs, start-up costs, and accrued expenses.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	June 30, 2018	December 31, 2017
Organizational and Start-up Costs	$655,566	$407,642
Accrued Expenses	20,862	8,204
Valuation Allowance	(671,347)	(414,052)
Deferred Tax Assets	$5,081	$1,794

Fixed Assets	$(886)	$-
Prepaid Expenses	(4,195)	(1,794)
Deferred Tax Liabilities	$(5,081)	$(1,794)

Net Deferred Tax Assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as of June 30, 2018 and December 31, 2017 due to uncertainty regarding future revenue generating activities. Therefore, a full valuation allowance of $671,347 and $414,052 was recorded for the periods ending June 30, 2018 and December 31, 2017, respectively.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “2017 Tax Act”). The 2017 Tax Act, among other changes, lowers the general corporate income tax rate to 21% for tax years beginning after December 31, 2017. The Company has calculated its best estimate of the impact of the 2017 Tax Act in its income tax provision during the periods ending June 30, 2018 and December 31, 2017, in accordance with its understanding of the 2017 Tax Act and guidance available as of the date of this filing. The provisional amount related to the remeasurement of certain deferred tax assets and liabilities is based on the tax rates at which they are expected to reverse in the future.

The Company’s effective federal tax rate for the periods ending June 30, 2018 and December 31, 2017 differs from the statutory rate of 21% and 34% as follows:

	June 30, 2018	December 31, 2017
Expected Tax	$(257,765)	$(460,023)
Permanent Differences	470	13,791
Legislative Rate Change	-	256,318
Change in Valuation Allowance	257,295	189,914
Total	$-	$-

The Company does not have any uncertain tax positions. The Company has not recorded any interest or penalties in the financial statements as of June 30, 2018 and December 31, 2017.

Note 9 – Legal Proceedings

The Company may be subject to legal proceedings and litigation arising in the ordinary course of business, including, but not limited to, certain third-party lawsuits, as well as other regulatory proceedings. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company periodically evaluates developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and makes adjustments as appropriate. Significant judgement is required to determine both the likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company’s judgement may be incorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for, there may be an exposure to loss in excess of the amount accrued and such amounts could be material. There are no current claims or outstanding litigation.

Note 10 - Joint Venture Agreement

On January 10, 2017, the NCMS announced that, working in conjunction with the NCCHCA, it had signed a definitive agreement with a strategic partner to collaborate on a patient-focused health plan in response to pending Medicaid reform in the State of North Carolina.

Under that agreement, the parties will work together in a joint venture to establish, organize and operate a patient-focused Medicaid health plan to provide managed care services in North Carolina. A key feature of the joint venture will be the active participation of physicians in the ownership and governance of the health plan. The strategic partner will generally manage the health plan’s financial and daily operations. The Company will generally manage the provider network for the health plan.

The closing of the joint venture is subject to a number of conditions including, among other conditions, (i) the company operating the health plan having been awarded and accepted a capitated Medicaid contract with the State of North Carolina; (ii) the number of subscribing investors in the Company’s Offering (as defined in Note 10) and the number of investors attributable to subscribing investors in the Company’s Private Placement (as defined in Note 10) must be at least 10,000 in the aggregate prior to the earlier of (a) the date that is 10 business days prior to the deadline for submitting proposals for the contract with the State of North Carolina and (b) the date that is 12 months after the offering statement on Form 1-A for the Company’s public offering is qualified by the Securities and Exchange Commission; and (iii) on or prior to 10 business days before the deadline for submitting proposals for the contract with the State of North Carolina, the provider network must have satisfied the provider participation requirements established by the State of North Carolina with respect to network adequacy.

On August 25, 2017 the joint venture parties entered into an Amended and Restated Joint Venture Agreement (the “Amended Joint Venture Agreement”). Under the Amended Joint Venture Agreement, the Company owns a 20 percent general partnership interest of the joint venture company, which in turn, owns 100 percent of the health plan company.

Pursuant to the Amended Joint Venture Agreement, if the joint venture closing occurs, the Company is permitted to retain 55 percent of the Offering’s net proceeds and 55 percent of the Company’s Private Placement proceeds, and the Company is obligated to use 45 percent of the Offering’s net proceeds and 45 percent of the Private Placement proceeds to help fund its portion of the initial capitalization to the joint venture company at the joint venture closing. The Company expects to use the retained Offering’s net proceeds and Private Placement proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note (see Note 6).

Note 11 - Related-Party Transactions

Under a Master Services Agreement with Biologue, Inc. (the “Biologue Agreement”), effective January 2, 2017, Dr. Jeffrey W. Runge provides certain executive duties necessary for the Company to build and operate a provider network. On March 14, 2017, Dr. Runge was appointed Chief Executive Officer and President of the Company and was appointed to the Company’s Board of Directors. The Biologue Agreement provides that Dr. Runge will provide up to 84 hours of service per calendar month, with additional hours to be provided as agreed in advance by Dr. Runge and the Company. The Company has agreed to compensate Dr. Runge for his time at a rate of $248 per hour and has agreed to reimburse Dr. Runge for all reasonable out of pocket expenses incurred in the provision of his services, provided that expenses in excess of $250 are subject to prior approval of the Company. The Biologue Agreement contains customary confidentiality and indemnification obligations on behalf of the Company and Dr. Runge, and the Biologue Agreement will continue until either party provides 30 days’ written notice of termination. At June 30, 2018 the amount due to Biologue, Inc was $211,636.

Note 12 – Subsequent Events

The Company has evaluated the impact of subsequent events through September 27, 2018, which is the date the financial statements were available to be issued.

Term Note – On August 6, 2018, the First Loan was increased by $500,000 to $3.0 million. The principal balance outstanding on the First Loan (see Note 5) was $2,794,490 at September 27, 2018. Accrued interest as of September 27, 2018 was $141,740.

Item 4.	Exhibits

Exhibit Number	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 2.1 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
2.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 2.2 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
2.3	Form of Amended and Restated Bylaws (incorporated herein by reference to Exhibit 2.3 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
3.1	Form of Participating Provider Agreement (incorporated herein by reference to Exhibit 3.1 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
3.2	Stockholders’ Agreement by and among CCHN and the holders of Class P Common Stock (incorporated herein by reference to Exhibit 3.2 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
3.3	Second Amended and Restated Loan and Security Agreement, dated August 25, 2017, by and between CCHN and Centene (incorporated herein by reference to Exhibit 3.3 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
3.4+	Form of Loan and Security Agreement by and between CCHN and Centene (incorporated herein by reference to Exhibit 3.4 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
4.1	Form of Subscription Agreement (incorporated herein by reference to Exhibit 4.1 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.1#	Amended and Restated Joint Venture Agreement, dated August 25, 2017, by and among Centene, Centene Sub, the NCMS and CCHN (incorporated herein by reference to Exhibit 6.1 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.2#	Partnership Agreement, dated August 29, 2017, by and among the Joint Venture Company, CCHN, Centene and Centene Sub (incorporated herein by reference to Exhibit 6.2 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.3+#	Form of Amended and Restated Partnership Agreement by and among the Joint Venture Company, CCHN, Centene and Centene Sub (incorporated herein by reference to Exhibit 6.3 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.4	Services and License Agreement, dated January 10, 2017, between Centene and CCHN (incorporated herein by reference to Exhibit 6.4 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.5	First Amendment to Services and License Agreement, dated August 25, 2017, between Centene and CCHN (incorporated herein by reference to Exhibit 6.5 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.6+#	Form of Network License and Management Services Agreement by and between Carolina Complete Health and CCHN (incorporated herein by reference to Exhibit 6.6 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.7	Master Services Agreement, effective January 2, 2017, between Biologue, Inc. and CCHN (incorporated herein by reference to Exhibit 6.7 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.8	Form of Escrow Services and Custody Agreement by and between CCHN and Folio (incorporated herein by reference to Exhibit 6.8 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)

+ To be entered into upon the closing of the Joint Venture.

# Schedules or similar attachments omitted pursuant to Item 17 of Form 1-A. CCHN will supplementally furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAROLINA COMPLETE HEALTH NETWORK, INC.

Date: September 27, 2018	By:	/s/ Jeffrey W. Runge
	Name:	Jeffrey W. Runge, MD
	Title:	President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey W. Runge	President and Chief Executive Officer	September 27, 2018
Jeffrey W. Runge, MD	(Principal Executive Officer)

/s/ Vincent T. Morgus	Chief Operating Officer	September 27, 2018
Vincent T. Morgus	(Principal Financial and Accounting Officer)